Exhibit 3.1

LAW OFFICES MICHAEL C. FALLON
Michael C. Fallon, SBN 088313
Carolyn A. McBeath, SBN 209960
100 E Street, Suite 220
Santa Rosa, California 95404
Telephone: (707) 546-6770
Facsimile: (707) 546-5775

Attorneys for ZAP

UNITED STATES BANKRUPTCY COURT
NORTHERN DISTRICT OF CALIFORNIA
(Santa Rosa Division)

In Re:	Case No. 02-10482-AJ
ZAP	CHAPTER 11
Debtor.	
_____/	

DISCLOSURE STATEMENT UNDER 11 U.S.C. § 1125
IN SUPPORT OF DEBTOR'S PLAN OF REORGANIZATION
(April 8, 2002)

YOU ARE BEING SENT THIS DISCLOSURE STATEMENT BECAUSE YOU ARE EITHER A CREDITOR OF ZAP OR AN EQUITY HOLDER IN ZAP. THIS DOCUMENT DESCRIBES A PLAN OF REORGANIZATION WHICH, WHEN CONFIRMED BY THE BANKRUPTCY COURT, WILL GOVERN HOW YOUR CLAIM WILL BE PAID, IF YOU ARE A CREDITOR, OR HOW YOUR INTEREST IN ZAP WILL BE TREATED, IF YOU ARE AN EQUITY HOLDER. ZAP URGES YOU TO REVIEW THE DISCLOSURE STATEMENT AND THE PLAN OF REORGANIZATION CAREFULLY BEFORE VOTING ON THE PLAN.

DATED: April 8, 2002


Law Offices of Michael C. Fallon
Attorneys for ZAP

By   /s/ Michael C. Fallon
      Michael C. Fallon


TABLE OF CONTENTS

I.

Introduction

On March 1, 2002, ZAP filed a petition for reorganization under Chapter 11 of the United

States Bankruptcy Code in the Northern District of California, Santa Rosa Division. This

Disclosure Statement has been prepared by ZAP in connection with the Plan of Reorganization

proposed by ZAP to comply with the provisions of the Bankruptcy Code that require the

submission of information necessary for creditors and equity interest holders to arrive at an

informed decision in exercising their rights to vote for acceptance or rejection of the Plan of

Reorganization. On _____ ZAP obtained an order of the Bankruptcy

Court approving this Disclosure Statement for submission to creditors and equity interest

holders.

A. Repayment of Creditors/Treatment of Equity Holders

ZAP proposes to pay the claims of its unsecured creditors by giving the unsecured

creditors .65 shares of common stock in ZAP for every dollar of debt. The 2,250 ZAP Preferred

Shares, originally valued at $1,000 per share, will be converted to 1,260,000 shares of common

stock, and the 6,693,643 shares of common stock will be converted to 2,231,214 shares of

common stock. Concurrently with the conversion of debt to equity, and the conversion of the

existing equity to equity in what will be the reorganized ZAP, there will then be a 2:1 reverse

split of all of the common stock. All shareholders will also receive Warrants to purchase shares

of common stock in ZAP.

B. Creditors Allowed to Vote: Deadline

Creditors who wish to vote on the Plan should review this Disclosure Statement and the

Plan, complete the enclosed ballot and return it to the Law Offices of Michael C. Fallon, 100 E

DISCLOSURE STATEMENT

Street, Suite 220, Santa Rosa, California 95404, in the enclosed envelope on or before

_____, 2002.

Creditors who hold allowed claims are entitled to vote to accept or reject the Plan. Ballots received by counsel after the date set forth above will not be counted in determining whether the Plan should be confirmed. Even though a creditor may choose to not vote or may vote against the Plan, all creditors will be bound by the terms of the Plan if the Plan is accepted by the requisite majorities in each class of creditor and/or is confirmed by the Court. Creditors who fail to vote will not be counted in determining acceptance or rejection of the Plan. Allowance of a claim or interest for voting purposes does not necessarily mean that the claim will be allowed or disallowed for purposes of distribution under the Plan. Any claim on which an objection has been or will be made will be allowed only for distribution after determination by the Court. Such determination may be made after the Plan is confirmed.

C. Confirmation of the Chapter 11 Plan

The Bankruptcy Court will hold a hearing at 10:00 a.m. on _____ to determine whether the Plan has been accepted by the requisite number of creditors and whether the other requirements for confirmation of the Plan have been satisfied.

For the Plan to be deemed accepted by a class of creditors the Plan must be accepted by creditors that hold at least two-thirds in the dollar amount and more than one half in the total number of allowed claims within that class. For purposes of this calculation, only the claims of creditors actually voting on the Plan will be counted. Under certain circumstances described in 11 U.S.C. §1129(b), the Court may confirm a plan notwithstanding the rejection thereof by more than one third in amount or one half in number of creditors voting on the plan in any given class. The Plan Proponent intends to seek confirmation under 11 U.S.C. §1129(b) in the event any class of creditors rejects the Plan.

DISCLOSURE STATEMENT

D. Lack of Objection to the Disclosure Statement

The lack of an objection to the Disclosure Statement by any creditor or equity holder does not, and will not, operate as a waiver of the creditor's right to raise any objections to confirmation of the Plan of reorganization.

E. Representations in the Disclosure Statement

ZAP is not able to warrant or represent that the information contained in this Disclosure Statement is without error, although reasonable efforts have been made to insure that the information contained herein is accurate, complete and free from error.

All projections, estimates, and analysis with respect to ZAP's assets, claims against ZAP, property values, pending or anticipated litigation, and projections of future cash flow are only ZAP's best estimates, and ZAP cannot warrant that actual values, results, and recoveries will, in fact, be consistent with this Disclosure Statement.

Any description of the terms of ZAP's Plan is a summary only, and you are cautioned to review the terms of the Plan for significant details.


II.

Background and Financial History


A. Background.

ZAP was incorporated under the laws of the State of California, on September 23, 1994, under its original name, "ZAP Power Systems". The name of ZAP was changed on May 16, 1999 to ZAPWORLD.COM to reflect ZAP's growth and entry into internet markets, and then in June of 2001 the name was changed to ZAP.

ZAP has grown from a single product line to a full line of electric vehicle products by designing, assembling, manufacturing, and distributing electric bicycle power kits, electric bicycles and tricycles, electric scooters, electric motorcycles and other personal electric transportation vehicles.

ZAP was established to provide alternative modes of transportation as a means of providing relief from the emissions associated with gas powered vehicles by developing low-cost electric vehicles. ZAP'S objective has been to leverage its proprietary technology and name recognition to serve potential markets in the electric bicycle, electric scooter, and other light electric vehicle transportation industries to become a leader in the emerging light electric vehicle industry.

Because ZAP's management believed the primary barrier to widespread use of electric vehicles was the high cost to the consumer, ZAP's activity was to develop low-cost Zero Air Pollution (or ZAP) electric vehicles, initially funded from development contracts ZAP secured from both domestic government agencies and a foreign private entity. ZAP continues to focus its research on making affordable, cost effective, electric vehicles available to the consumer, while developing an international distribution network for personal vehicle products. ZAP is the holder of 14 patents and 9 registered trademarks, including the brand names ZAP®, ZAPPY®, Powerbike ®, and Zero Air Pollution®. ZAP has developed or arranged for the distribution of the following products:

ZAPPY® is a stand-up, portable, lightweight scooter featuring a 12-volt battery with a built-in charger and a collapsible frame. Its patented design includes a unique folding mechanism and proprietary circuitry which increase efficiency and range of the vehicle.

ZAPPY TURBO - The new ZAPPY TURBO is an improved version of ZAP'S ZAPPY folding electric scooter. The ZAPPY TURBO'S new electric propulsion system offers improved acceleration and hill climbing, and has a "hi-performance" mode that allows the scooter to reach speeds of 19.5 MPH.

SWIMMY ® - Which was designed to give swimmers and snorkelers a boost in the open water or to enjoy in a pool. It is as simple as grabbing onto the handles and pulling a switch for an effortless ride through the water with a quiet electrical assist. While ZAP already manufactures a Sea Scooter for scuba divers, the strong interest in this product received thus far, indicates a demand for a swimming pool version for children and fitness swimmers.

POWERSKI® - This Powerful design offers skaters a new form of transportation, exercise and pure skating fun. The two-wheeled device pulls the rider like a water skier via two flexible poles that allow a skiing motion. With a top speed of 15MPH, the POWERSKI can easily turn any paved surface into a downhill skiing environment. This device was first developed by Electric Vehicles Systems, an entity purchased by ZAP in the first quarter of 2000.

Powerbike® - Which is primarily a mountain bike with a new and improved electric motor attached. It was designed to appeal to the low-cost mass merchant.

LEPTON - This electric vehicle is similar to a gas 50cc type scooter with a top speed of 30 miles per hour. ZAP is a distributor for the Italian scooter company and expects sales primarily in resort and university Localities.

Microprocessor drive controllers- ZAP is working to develop a series of low cost proprietary motor controller microprocessors for all of its electric vehicles, which is believed to increase efficiency and lower costs of operation.

B. Financial History.

ZAP's Annual Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ending December 31, 2000, which was sent last year to all equity security, is available either upon request at no charge, or by going to ZAP's web site at www.ZAPWORLD.com.

ZAP's Annual Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ending December 31, 2001, is available upon request at no charge and will soon be available at ZAP's web site.

III

The Chapter 11 Filing

ZAP began experiencing business and financial difficulties in 2000 when several competitors, ignoring the U.S. patent laws, began manufacturing "knock offs" of ZAP's products in Asia using low-cost labor and inexpensive materials. Because the cost to enforce the patent laws was prohibitive, ZAP was forced to curtail its US manufacturing, to write down its inventory, and to sell its products at a loss.

At the same time foreign competition was destroying ZAP's place in the market, certain stock transactions adversely affected the value of the ZAP stock, thereby severely damaging ZAP's ability to obtain additional debt or equity financing.

Finally, ZAP was adversely affected by the dramatic downturn in the Stock Market and the poor worldwide economy following the events of September 11, 2001.

The management of ZAP responded to each of these negative events by implementing the following changes:

- analyzed the causes for the declines and implemented changes

- consolidated several offices

- reduced staffing from approximately 100 employees to 23 employees

- reduced executive salaries by up to 30%

- developed overseas manufacturing capabilities.

- initiated certain acquisition discussions.

DISCLOSURE STATEMENT

Despite these efforts, management determined it was in the best interest of the creditors and equity holders to reorganize the financial affairs of ZAP under the protection of the Bankruptcy Court.

IV

Post-Petition Events

On March 11, 2002, the Office of the United States Trustee appointed the Official Unsecured Creditors' Committee, consisting of Sach Jain of Sonel Usha, Inc., Chris Linert of International Service Group, Inc., and Jeffrey Baclet of Donner Corp. ZAP is informed the committee is in process of retaining counsel to represent the committee.

Applications to employ professionals to assist ZAP through the reorganization process, including the applications to employ the Law Offices of Michael C. Fallon as general counsel to ZAP, to employ Lee Polson as special securities counsel, Douglas Haffer as special litigation counsel, and Grant Thornton as auditor have either been approved by the court, or are pending. ZAP's motion for authority to pay post-filing retainers to Lee Polson and Grant Thornton is pending.

V

Summary of Scheduled Assets and Liabilities

ZAP's personal property as of March 1, 2002, and as listed in its Bankruptcy Schedules, is comprised of the following:

Financial Accounts	$ 397,274
Restricted Financial Accounts	151,243
Joint Venture - Voltage Vehicle	56,000
Accounts Receivable	484,000
Claim against International Service Group	234,800
Patents, copyrights, etc.	300,000
Vehicles	21,782
Computer software, equipment, etc.	94,859
Machinery and equipment	292,210
Inventory, raw materials, etc.	1,310,734

Federal Grant - NASDA		13,151
Leasehold improvements		21,570
Prepaid Expenses		250,608
State of California - Energy Commission		10,000
Total	$	3,638,232

ZAP scheduled the following liabilities

GMAC (1998 Isuzu)	$	6,912
GMAC (1996 Chevy G-Van)	$	428
Lashman Family Partnership	$	154,000
Employee Vacation Pay	$	21,733
Unsecured Creditors	$	4,230,805

ZAP also scheduled numerous Executory Contracts and Unexpired Leases, many of

which will be rejected. Other creditors may include the claims of the Preferred Shareholders for

unpaid dividends and fees.

VI

Classification of Claims

The following is a designation of the classes of claims and the class of interests provided

for in the Plan. Administrative claims, priority tax claims, and wage claims of the kinds

specified in Bankruptcy Code § 507(a)(1) and §507(a)(8) respectively, have not been classified

and are excluded from the following classes in accordance with the provisions of §1123(a)(1) of

the Bankruptcy Code. A claim or interest shall be deemed classified in a different class to the

extent that any remainder of the claim or interest qualifies within the description of such

different class. A claim is in a particular class only to the extent that the claim is an Allowed

Claim in that class.

The Plan establishes seven (7) classes that deal with the claims of creditors and the

interest of equity holders.

Class 1-   GMAC - Security Agreement 1998 Isuzu

Class 2-   GMAC - Security Agreement 1996 Chevy G-Van

Class 3 - Lashman Family Partnership, Ltd - Unperfected security interest in Aquatic Propulsion Technology's inventory.

Class 4 - All Unsecured Claims, including creditors that claim damages from the rejection of an executory contract or unexpired lease, the deficiency claims of creditors who were previously secured and whose claims have been determined to be unsecured in whole or in part, and the claim, if any, of the Preferred Shareholders for allowed unpaid dividends, fees or penalties. Class 4 will be subdivided for administrative convenience to establish two subclasses of unsecured creditors:

Class 4.1 - Allowed claims up to $1,000;

Class 4.2 - Allowed claims of $1,001 or greater.

Class 5 - Retained Interest of the Preferred Equity Security Holders.

Class 6 - Retained Interest of the Equity Security Holders.

Class 7 - International Service Group, Inc.

VII

Summary of the Plan of Reorganization

ZAP proposes to acquire two operating businesses, Voltage Vehicles, Inc. ("VV") and RAP Group, Inc. ("RAP"), as wholly owned subsidiaries, by purchasing all the shares of these businesses in exchange for 4,500,000 (post-split) shares of common stock in ZAP, plus Warrants to purchase additional shares of common stock..

The Allowed Claims in class 4.1, and any creditor that elects to reduce its claim to $1,000, shall be paid twenty-five percent (25%) of the Allowed Claim in cash not later than ninety (90) days following the Effective Date.

The Allowed Claims in Class 4.2 shall receive .65 shares of common stock in ZAP for every dollar of debt.

The 2,250 ZAP Preferred Shares, originally valued at $1,000 per share, will be converted to 1,260,000 shares of common stock in ZAP, and the Preferred Shareholder current Warrants will be converted to the same Warrant rights that will be given to the common shareholders. Upon confirmation there will be no Preferred Share holders.

The 6,693,643 shares of common stock will be converted to 2,231,214 shares of the common stock in ZAP. After the conversions, there will then be a 2:1 reverse split of all of the common stock in ZAP.

All shareholders will also receive Warrants to purchase additional shares of common stock.

All unclassified claims (i.e., chapter 11 claims of administration, taxing authorities, wage claimants, the Office of the United States Trustee) will be paid in full either on the day following the day on which the order confirming the Plan becomes a Final Order, in the case of the taxing authorities and the Office of the United States Trustee, as soon as practicable after the order or orders approving chapter 11 claims of administration become Final Orders. Wage claimants will be paid their accrued vacation pay in the ordinary course of business.

The secured claims of GMAC will be paid without interruption.

The unperfected secured claim of Lashman Family Partnership, to the extent the claim is allowed, will be paid as a general unsecured claim.

The claim of International Service Group, Inc. will not be paid until ZAP's claim against International Service Group, Inc., which is now pending in the Superior Court, has been resolved.

DISCLOSURE STATEMENT

Summary of Changes in Shareholders' Equity

The following changes in shareholders' equity will occur upon confirmation:

1.   Existing shares will be subject to a 1:3 reverse split, reducing their outstanding shares from 6,942,714 shares to 2,231,214 shares.

2.   Existing convertible preferred shares (convertible into 31,417,365 common shares as of March 29, 2002) will be converted to 1,260,000 common shares.

3.   Unsecured creditors will receive approximately 3,451,500 shares in exchange for conversion of $5,310,600 of indebtedness.

4.   All of the above shares will be subject to a 1:2 reverse stock split, resulting in 3,471,357 shares outstanding.

5.   Stockholders of the VV and RAP will receive 4,500,000 common shares (post-split) in exchange for the outstanding shares of VV and RAP.

       Upon consummation of these transactions, 7,971,357 common shares will be outstanding, of which the existing (pre-chapter 11) common shareholders will own 1,115,607 shares (14%). The unsecured creditors will own 1,725,750 common shares (22%). The former preferred shareholders will own 630,000 shares (8%). The VV and RAP shareholders will collectively own 4,500,000 shares (56%). the unsecured creditors, preferred shareholders and VV and RAP stockholders will also receive warrants as part of the equity units.

VIII

Implementation of the Plan

A. Vesting.

On the Effective Date, all property of the Estate shall be transferred to, and shall vest in the reorganized ZAP subject to the interests evidenced by the Security Interest and Liens preserved under the Plan. After the Effective Date, ZAP may use, lease, license, transfer, sell, refinance, encumber, hypothecate, dispose of, acquire, and buy property, including payment of professionals, subject to the terms of this Plan, but free of any other restriction contained in the Bankruptcy Code or Bankruptcy Rules or Bankruptcy Local Rules. As of the Effective Date, all property vested in ZAP shall be free and clear of all Claims of creditors, except the obligations that are imposed or preserved by this Plan.

B. ZAP will consummate the proposed acquisitions.

On the Effective Date, ZAP will acquire all of the outstanding equity securities of VV. and RAP in exchange for equity units in ZAP. The shareholders of VV will receive 500,000 ZAP equity units, and the shareholders of RAP will receive 4,000,000 units. Each equity unit will consist of one common share of ZAP, and one each of Series B, C, D and K Warrants to purchase common shares of ZAP.

(1) The Proposed Acquisition of Voltage Vehicles

VV is a Sonoma County-based Nevada Corporation that has exclusive distribution contracts for the independent auto dealer network. Its has distribution contracts that cover the full spectrum of electric vehicles (EV) and full-performance alternative fuel vehicles (AFV) including automobiles, motorcycles, bicycles, scooters, personal water craft, hovercraft, neighborhood electric vehicles (NEV), commercial vehicles and accessories.

VV's development of an independent dealer distribution network represents the most diverse nationwide offering of independent alternative fuel manufacturers. VV is the only dealership in America today offering consumers an emission-free, full-performance vehicle, approved for freeway travel. This vehicle, the "Solectria Force", is state-of-the-art electric vehicle technology and emission-free operation in a comfortable and spacious four-door sedan.

In addition to Solectria, VV's emerging new motor vehicle dealer network features strategic partnerships with major manufacturers of premium alternative energy products.

Prior to negotiating for the sale of VV to ZAP, VV was in contract with ZAP that VV the exclusive right to market and distribute ZAP products to automobile distributors throughout the United States. In May of 2001, VV and ZAP entered a joint venture agreement to develop new

DISCLOSURE STATEMENT

Neighborhood Electric Vehicles (NEV), and other personal electric vehicles for marketing and distribution internationally. In August of 2001, VV executed an agreement with Gorilla, Inc. that gave to VV exclusive rights to distribute Gorilla's zero emission work carts to the independent auto dealers of America. In August of 2001, VV entered an agreement with Apollo Energy, Inc. that grants VV the exclusive right to incorporate Apollo's fuel cell technology in VV's auto manufacturing enterprise. VV currently is engaged in negotiations with several other businesses that manufacture zero emission products.

On March 26, 2002, ZAP signed an agreement, contingent upon confirmation of the Plan, to acquire 100% of the common stock of VV through a stock for stock transaction whereby ZAP will transfer to VV 500,000 (post-split) shares of ZAP's common stock and Warrants to purchase additional common stock. (A copy of the acquisition agreement is available upon request).

VV was a subsidiary of Advanced Wireless Systems, Inc. In February of 2002, the agreement by which Advanced Wireless, Inc. acquired VV was rescinded by mutual agreement.

(2) The Proposed Acquisition of RAP Group, Inc.

RAP Group (RAP) is a five-year-old Sonoma County-based California Corporation auto dealer focused on the independent vehicle and alternative fueled vehicles market. As a VV authorized dealer, RAP is one of the only auto dealers in the USA authorized to sell a full performance FMVSS certified electric car. The auto dealership currently markets electric scooters, bikes and other electric light electric vehicles from its Sonoma County location. Revenues in 2001 were approximately $6.2 million, with net pre-tax profits of approximately $400,000.

On March 26, 2002, ZAP signed an Agreement, also contingent upon confirmation of the Plan, to purchase 100% of the common stock of the RAP Group, Inc. through a stock for stock transaction involving the issuance of 4,000,000 (post-split) shares of the common stock in

ZAP common stock, and Warrants to purchase additional common stock. (A copy of the acquisition agreement is available upon request).

RAP was also a subsidiary of Advanced Wireless Systems, Inc, and as with VV, in February of 2002, the agreement by which Advanced Wireless, Inc. acquired RAP was rescinded by mutual agreement.

C. Financial Strength of VV and RAP

Attached hereto as Exhibit A and B are unaudited 2001 Financial Statements for RAP and VV.

D. Marketing, Sales, and Distribution Plan

In 2001, ZAP sold over $500,000 through the Internet; These high margin, manufacturer direct to retail sales avenues will be continued. ZAP will also continue to market its electric vehicles through the cost effective, high margin rental, tourist, and other specialty dealer markets.

ZAP's overall goal is to dominate the personal electric vehicle industry market by increasing sales through VV, through mass retail organizations and wholesale distributors both domestically and abroad, by setting up retail outlet stores that specialize in electric vehicle transportation as well as franchise stores to assist in the retail arena.

VV will be handling the marketing of ZAP's products, and other personal electric vehicles, by focusing on the top 1% of the more than 100,000 independent auto dealers in the United States, which will, according to VV management, be a strong market for ZAP products: It is estimated that in 2002, VV will bring in 50 new dealers for ZAP's products, with an additional 100 dealers in 2003, that will purchase up to $20,000 in electric vehicle products, generating $1,000,000 in gross revenues, with $50,000 in pre-tax profits.

ZAP intends to increase its production capability through overseas contract manufacturers to maximize cost savings and to enable ZAP to focus on sales and distribution, without the high cost of maintaining a manufacturing facility that cannot compete with foreign production.

Product improvements, new product introductions, and the expansion of ZAP's electric outlet network will continue to enlarge ZAP's presence in the electric vehicle industry; The acquisition and merger with RAP and VV, that combine resources and management, should reduce its cost of operation.

E. Authorization to Issue Common Stock.

ZAP will be authorized to issue 100,000,000 common shares and 50,000,000 preferred shares.

F. Warrants.

ZAP will be authorized to issue 10 million Series B Warrants, 10 million Series C Warrants, 10 million Series D Warrants and 10 million Series K warrants.

(i) Series B - Twelve Month Warrants:

One (1) Series B Warrant giving the Warrant Holder, upon the exercise of each such Warrant, the right to purchase one share of the Common Capital Stock of ZAP for a period of 365 days, from the date of issuance, at an exercise price of $1.50 for the first 180 days, $1.75 for the next 90 days, and $2.00 for the remaining life of the Warrant;

(ii) Series C - Two Year Warrants:

One (1) Series C Warrant giving the Warrant Holder, upon the exercise of each such Warrant, the right to purchase one share of the Common Capital Stock of the ZAP for a period of 730 days, from the date of issuance, at an exercise price of $4.00 for the first 547 days, $4.50 for next 90 days, and $5.00 for the remaining life of the Warrant.

(iii) Series D - Three Year Warrants:

One (1) Series D Warrant giving the Warrant Holder, upon the exercise of each such Warrant, the right to purchase one share of the Common Capital Stock of ZAP for a period of 1,095 days, from the date of issuance, at an exercise price of $8.00 for the first 730 days, $9.00 for next 190 days, and $10.00 for the remaining life of the Warrant.

(iv) Series K - Acquisition Company Warrants:

One (1) Series K warrant giving the Warrant Holder, upon the exercise of each such Warrant the right to purchase one share of the Common Stock of ZAP for a period of 1,095 days from the date of issuance, at an exercise price of $1.00 for the life of the warrant. The warrant may be issued through a net issue exercise formula as defined in the K warrant.

(v) General Terms of all the Warrants:

The Board of Directors of ZAP shall have the right to (a) decrease the exercise price of the Warrants, (b) increase the life of the Warrants in which event the exercise price may be increased or (c) make other changes as the Board of Directors of ZAP deems necessary and appropriate under the circumstances, provided the changes contemplated do not violate any law.

All Classes of the Warrants may be assigned, sold or transferred by the holder without restriction. The stock received from the exercise of the Warrants will be without restriction.

All Classes of the Warrants not exercised, may be redeemed by ZAP for a price of $0.01 per Warrant upon thirty (30) days written notice to the holders thereof.

G. Creation of an Incentive Stock Option Plan (ISO):

ZAP is creating through the Plan of Reorganization an Incentive Stock Option Plan for employees within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The purpose of the Plan is to grant options to ZAP employees to purchase shares of Common Stock of ZAP. The Plan will have option(s) to purchase ten million (10,000,000) shares of Common Stock at an exercise price equal the closing price on the date issued.

H. Management.

ZAP shall be authorized to have from five (5) to nine (9) members in size as determined by the Board. At least three members will be independent directors.

The initial Directors of ZAP shall be Gary Starr, Steven Schneider and Lee Sannella. Thereafter, the directors shall be elected by the stockholders. As a part of the Plan, ZAP will create an advisory board consisting of up to five members. The initial members shall be Mark Kopec and Garry Garrettson.

(1) Gary Starr has been a director since ZAP's inception in 1994, and has served as Chief Executive Officer since 2001. Mr. Starr has been building and driving electric cars for more than 25 years. In addition to overseeing the marketing of more than 75,000 electric vehicles, Mr. Starr has invented several solar electric products and conservation devices. He founded U.S. Electricar's electric vehicle operations in 1983. US Electricar recently signed a licensing agreement with Hyundai. He has been a member of the California Environmental Technology Advisory Council and has been a guest lecturer at Stanford University Graduate School of Business. Mr. Starr has a B.S. from the University of California at Davis in Environmental Consulting and Advocacy. Mr. Starr has several publications: Electric Cars: Your Guide to Clean Motoring, The Shocking Truth of Electric Cars, and The True Cost of Oil.

(2) Steven Schneider is President of Voltage Vehicles, Inc. Between 1978 and 1980. Mr. Schneider worked for Lincoln-Mercury-Renault as a salesman. From 1980 until 1983 Mr. Schneider was a regional sales manager for Sony Corporation. From 1983 until 1989 he was Business Manager for Honda of Santa Rosa and during the same time period he was President of Amnesty Financial, Inc., a credit consultation company. Between 1989 until 1992 he was a

DISCLOSURE STATEMENT

partner in Empire Auto Brokers. From 1993 until 1998 he was the owner of Redwood Auto Plaza. Between 1998 and 2001, he was a consultant to the RAP Group, Inc. He attended Santa Rose Junior College and has graduated from a number of sales, marketing and psychology training courses.

(3) Lee Sannella, M.D. has been a director since its inception in 1994. Dr. Sannella has been an active researcher in the fields of alternative transportation, energy, and medicine for more than 25 years, and has been a founding shareholder in many start-up high technology companies. After graduating from Yale University, he maintained an active medical practice for many years in ophthalmology and psychiatry. Dr. Sannella has since retired from his medical practice.

(4) Mark Kopec, who will be on the advisory board, has since 1993 served as Executive Vice President of Solectria Corporation where he oversees all sales and marketing activities of Solectria which manufactures electric automobiles, trucks and other such vehicles. From 1995 until 1997 he managed sales and marketing activities for C & M Corporation. From 1990 until 1992 he served as a private consultant to a number of businesses. From 1987 until 1993 Mr. Kopec was a Vice President for Airdrome Teleflex, Inc. During the period 1984 until 1987 he served as regional sales manager for Titeflex Company. From 1982 until 1984, Mr. Kopec was employed as Plant Manager/Controller for Moon Cutter Company and from 1974 until 1982 he served as Sales Administrator for Atlas Aero Company. Mr. Kopec received his BS from Arizona State University in 1973. He has completed graduate work at the University of Pennsylvania's Wharton School of Management (1975 and 1976) He has also completed the Strategic Management Program at the Harvard University Graduate School of Business Administration (1995 thru 1997).

(5) Garry Garrettson, who will be on the advisory board, is President & CEO of ClairVoyante Laboratories, an intellectual property company developing foundational technology for the flat panel display industry. From 1996-2000 he was President & CEO of Spectrian Corporation (SPCT) and became working Chairman in 2000. While at Spectrian, the revenues and shareholder equity tripled, product development cycles were reduced from 24 to 6 months and the RF power transistor business was spun out and sold for $100M. Prior to his work with Spectrian, he was President and CEO of Censtor Corporation (1993-96), Vice President at Seagate Technology (1989-93), Vice President at Control Data (1986-89), Director at HP Laboratories (1973-86) and an Assistant Professor of Physics, Naval Postgraduate School (1969-73). Dr. Garrettson was educated at Stanford University where he received his Ph.D. in 1969.

IX

Restrictions on Transfer of Common Stock

The following restrictions apply to the transfer of the Common Stock of ZAP to the new equity holders (the original, pre-plan shareholders will continue to hold unrestricted common stock after the effective date) pursuant to the Plan:

A. Restriction: The Common Stock shall not be transferable until the first day of the twelfth (12th) full month following the Effective Date, at which time twelve percent (12%) of the stock issued pursuant to the plan, pro rata, or one percent (1%) of the existing outstanding shares of ZAP, whichever is less, shall be released from the restriction on transfer. On the first day of the fourth (4th) full month following one year from the Effective Date an additional twelve percent (12%), pro-rata (or one percent (1%) of the outstanding shall be released from the restriction set forth herein with a like release each quarter (90days) thereafter until all of the Common Stock shall no longer be subject to this restriction.

DISCLOSURE STATEMENT

B. Restrictive Legend: A restrictive legend setting forth the restriction set forth in the preceding subsection shall be placed on all of the Common Stock issued pursuant to the provision set forth herein.

C. Stop Transfer Order: ZAP shall issue a "stop transfer order" to the transfer agent to insure that the restriction is properly enforced.

D. Exception to Restriction: A holder of Common Stock, who has received his Common Stock pursuant to the terms of this Plan may avoid the foregoing restriction on transfer by furnishing counsel for ZAP, an opinion satisfactory to such counsel, to the effect that a transfer of such Common Stock is exempt from the registration provisions of the Securities Act of 1933, as amended and any applicable Blue Sky Law other than pursuant to Section 1145 of the Code and any corresponding provisions of the Securities Act of 1933, as amended.

E. Common Capital Stock Obtained by Exercise of Warrants: No restrictions shall apply to the shares of Common Capital Stock obtained through the exercise of any of the Warrants.

F. No Fractional Units of Equity: No Fractional Units of Equity shall be issued. Fractions will be rounded to nearest whole number and issued accordingly.

X

The Future of the Reorganized Debtor

When ZAP filed its Chapter 11 petition, ZAP showed a total shareholder equity of a negative $924,000. Assuming the Plan is accepted by the creditors and the equity interest holders on or before June 30, 2002, shareholder equity on July 1, 2002, will be $6,307,000, which represents a book projected value of nearly $.85 per share.

Sales are projected for the period ending December 31, 2002, to be $8,505,000, with ZAP operating at a break even. Management has forecasted that ZAP will grow at a rapid rate, with profits starting in 2003.

Attached hereto as Exhibit C is a projected balance sheet and a projected profit and loss statement for ZAP following confirmation of its Plan.

XI

Securities Law Compliance

ZAP's Common Stock has been listed on the Nasdaq SmallCap Market under the symbol "ZAPP" since May 22, 2000.   On February 14, 2002, ZAP received a Nasdaq staff determination notice indicating that ZAP's common stock would be subject to delisting from the Nasdaq National Market System for failure to comply with Marketplace Rules, which require that ZAP's common stock maintain a minimum bid price of $1.00. Under this rule, ZAP has until August 13, 2002, to comply. ZAP may be granted an additional 180 day grace period to demonstrate compliance under certain circumstances.

On March 1, 2002 , ZAP was suspended from trading on the Nasdaq SmallCap Market due to the Chapter 11 filing. On March 20, 2002, ZAP resumed trading under the symbol "ZAPPQ".

On March 21, 2002, the listing qualifications section of Nasdaq notified ZAP that Nasdaq intends to delist ZAP from The Nasdaq Stock Market for failure to comply with Marketplace Rules 4330(a)(1), 4330(a)(3), 4310(c)(2)(B and 4310(c)(13). The Nasdaq delisting notice stated their determination was based on concerns raised by ZAP's recent filing for reorganization under Chapter 11, concerns regarding the residual equity interests of the existing listed security holders, and ZAP's failure to meet quantitative requirements for continued Nasdaq listing. The Nasdaq staff noted that ZAP does not meet the minimum net tangible assets and stockholder's equity requirements. In addition, ZAP has failed to pay $23,335 in listing fees due to Nasdaq

dating from the third quarter of 2001. Finally, the Nasdaq, staff noted that ZAP's bid price of

its common stock had closed below the $1 per share minimum requirements established by

Marketplace Rule 4310(c)(4).

In response to Nasdaq's concern that shareholder equity value has fallen below Nasdaq's

minimum requirements, ZAP notified Nasdaq that ZAP is currently exploring various strategic

alternatives for ZAP, including, among other things, merging with two private companies as part

of its plan of reorganization.

ZAP intends to continue to file required disclosure documents with the Securities and

Exchange Commission to remain a fully reporting company, publicly traded company.


XII

Marketability of the Common Capital Stock


There can be no assurance that the Common Capital Stock of ZAP will continue to be

listed and traded on the Nasdaq Small Cap Market, or any other marketplace, and it is not

anticipated that a market will develop anywhere for the Warrants to purchase the Common

Capital Stock of ZAP.

The Plan contemplates that all Warrants, and the shares of common stock issued from the

exercise of those Warrants, will be free trading as exempt from the Securities Act of 1933

pursuant to Section 1145 of the Bankruptcy Code.   The Plan further contemplates that the

common stock issued pursuant to the Plan will continue to be eligible for secondary trading of

securities. The common stock issued to the original, pre-Plan shareholders of common stock will

continue to be free trading.

As noted above, on the date this Disclosure Statement was filed, ZAP's common stock

was traded on the Nasdaq Small Cap Market. The Nasdaq Stock Market has notified ZAP that it intends to delist ZAP's stock from Nasdaq as of April 1, 2002, and ZAP has appealed that decision to a hearing panel of the Nasdaq Qualifications Committee. There is no assurance that ZAP's appeal will be successful or that the Reorganized ZAP's stock will, upon Plan confirmation, be listed for trading on Nasdaq or any other organized securities market. If Nasdaq delists ZAP's common stock, ZAP expects that its market makers may apply to qualify ZAP for quotation on the OTC Bulletin Board.

The Plan contemplates that all shares of common stock to be issued to shareholders of VV and RAP, in the acquisitions of those companies, will be restricted securities which may not be resold on the open securities markets unless the shares are first registered under the Securities Act of 1933, or unless they are sold under some exemption from the registration requirements of the Securities Act, such as Rule 144 of the Securities and Exchange Commission.

XIII

Issuance of Securities Under Section 1145 of the Bankruptcy Code

Generally, an "issuer" of securities must comply with the stringent registration and disclosure requirements of the Securities Act with respect to the issuance of securities. Section 1145 of the Bankruptcy Code exempts Chapter 11 debtors from the requirements of §5 of the Securities Act and from state blue sky laws the issuance of certificates of indebtedness or securities, and the offer of a security through any warrant, option, right to subscribe, or conversion privilege, under a plan of reorganization if the securities are issued solely or primarily in exchange for claims against, or equity securities of, the debtor. Section 1145(b) also provides a narrow exemption from the Securities Act for the resale of securities issued under the reorganization plan.

Although the Bankruptcy Code contains a "safe harbor" provision excusing liability under the securities laws for honest errors, and provides that a person soliciting acceptances of a plan "in good faith" is not liable for violation of any applicable law, rule or regulation, the management of ZAP has used its best effort to provide realistic projections of the future business of ZAP following confirmation of its Plan.

XIV

**Risk Factors**

Certain significant risk factors are inherent in the consummation of any plan of reorganization in a Chapter 11 Case. The successful implementation of ZAP's Plan is dependent upon the ability of the management of ZAP to maintain a certain level of revenue generated from income to service the cash requirements of the Plan. Certain other risks are inherent to the Plan –

1. There is no assurance that ZAP will be successful in the implementation of its strategy to increase revenues via the acquisition of VV and RAP.

2. ZAP has never been profitable, and there is no assurance that future operations will be profitable. VV has limited operating history and never been profitable. RAP has been operating profitably for several years.

3. ZAP will compete with many competitors who are larger, more experienced, who have substantially greater financial resources, and are well established in the marketplace.

4. ZAP is substantially dependent on its ability to attract new capital. A shift in the ability to attract such new capital would have a substantial adverse effect on ZAP's business operations.

XV

**Tax Consequences**

Stock in a debtor corporation can be exchanged for debt without substantial tax consequences to a reorganized debtor. Where there is an exchange of stock for debt, there will be no requirement for tax attribute reduction by the discharged debtor. This follows from the rule that a corporation can realize no income and sustain no loss on an exchange of its stock for cash or property. This rule is not, however, absolute. A debtor corporation will realize debt discharge income to the extent that the debt discharged exceeds the fair market value of the stock transferred. It is the opinion of management that the debt being exchanged for stock pursuant to ZAP's Plan does not exceed what will be the fair market value of the stock being transferred in ZAP.

Creditors are urged to consult their own tax advisors as to the consequences to them, under Federal and applicable State and local laws.

XVI

Satisfaction of Claims and Interests

The Plan is intended to deal with all Claims against ZAP of whatever character, whether or not contingent or liquidated, and whether or not allowed by the Court. However, only those Claims allowed will receive distributions under the Plan. All Creditors and other parties in interest who have or assert Claims in any Class shall, upon Confirmation of the Plan, be deemed to have acknowledged that their respective Claims are fully satisfied by the distribution provided herein, each of which Claims, whether known or unknown, scheduled or unscheduled, filed or unfiled, asserted or assertable, are declared and shall be, for all purposes, upon the entry of the Order Confirming Plan, satisfied in full. All Impaired Classes of Claims shall receive the distributions set forth in the Plan on account of, and in complete satisfaction of, all such Allowed Claims. Without limiting the foregoing, on the Effective Date, each Creditor shall be deemed to have waived, relinquished and released any and all of their rights, Claims, other than as provided for in the Plan.

XVII

Alternative to the Plan

DISCLOSURE STATEMENT

To arrive at a judgment on whether or not to vote for or against the Plan proposed by ZAP, a Creditor or other party in interest needs to have an understanding of the consequences of what would happen if the Case was converted to one under Chapter 7 of the Code. If this case was converted to Chapter 7, ZAP estimates the Liquidation value of the assets as of March 1, 2002:

Financial Accounts (Unrestricted)	$	82,400
Accounts Receivable		50,000
Patents, copyrights, etc.		30,000
Vehicles		3,849
Computer software, equipment, etc.		5,451
Machinery and equipment		16,070
Inventory, raw materials, etc.		280,529
Total	$	488,299

ZAP made the following assumptions in arriving at the liquidation value:

1. $151,243 of the $433,643 ZAP had on deposit when the Chapter 11 was filed, are restricted funds. The deposit is restricted because the funds have been used to secure letters of credit that have been given to ZAP's overseas manufacturer to secure ZAP's payment of future orders . ZAP assumes that if the case was converted to Chapter 7, ZAP would default and the letter of credit would be called.

2. $200,000 of the unrestricted financial accounts will be used to pay the ongoing expenses of ZAP prior to confirmation (or liquidation if the Chapter 11 is converted to Chapter 7).

3. Included within the $484,000 of accounts receivable are not less than $400,000 of very problematic accounts, accounts where ZAP has been advised it will not receive payment.

4. The inventory, raw materials and work-in-progress have been reduced on the assumption there would either be a quick sale of theses assets to a company that acquires assets from bankruptcy estates at pennies on the dollar, or there would be an auction sale.

DISCLOSURE STATEMENT

5. The patents, copyrights, etc. are valued on ZAP's books at cost, less depreciation, and does not represent a market value. If the Chapter 11 was converted, there may not be any value to these assets.

6. ZAP eliminated the claim against International Service Group because it is too speculative.

ZAP's estimate does not include the administrative costs that must be paid to the Chapter 7 trustee, his counsel and accountant, and any other costs that will be incurred through liquidation of the assets.

ZAP's estimate also does not include the potential recovery by a Chapter 7 trustee of either preferential or fraudulent transfers that may have occurred prior to the commencement of the Chapter 11 case. However, the initial review of ZAP's financial affairs does not disclose any avoidable transfers, with perhaps the exception of one transfer that occurred during the year prior to the commencement of the Chapter 11 filing. In 2001, ZAP was embroiled in a dispute with one of its major shareholders, Ridgewood ZAP, that was resolved by converting Ridgewood ZAP's equity to $3,000,000 of debt. If an action was brought by a Chapter 7 trustee to avoid that conversion, and if the Bankruptcy Court found (1) Ridgewood ZAP was an "insider" as that term is defined in the Bankruptcy Code, and (2) that Ridgewood ZAP's interest was improved by the conversion, the Bankruptcy Court quite probably would enter judgment reconverting the debt to equity. If that occurred, the distribution to unsecured creditors in the hypothetical Chapter 7 discussed here, would improve.

There is approximately $4,500,000 in claims, which includes the $3,000,000 unsecured claim of Ridgewood ZAP, without considering either the claims that will follow from the rejection by the Chapter 7 trustee of ZAP's Executory Contracts and Unexpired Leases, which could add an additional several hundred thousand dollars in claims, or the potential claims by the

DISCLOSURE STATEMENT

Preferred Shareholders for unpaid fees, dividends and penalties. Assuming Chapter 11 and Chapter 7 Claims of Administration in the range of $100,000, and assuming the wage claims will be paid as priority claims before the unsecured creditors, the unsecured creditors might receive a dividend of between 8% and 10% of their allowed claims. If the Chapter 7 trustee successfully reconverted the Ridgewood ZAP debt to equity, the distribution to unsecured creditors would improve to approximately 15% to 18%. The Preferred and Common stock holders would receive nothing.

XVIII

**Conclusion**

According to the management of ZAP, the mergers are expected to enhance ZAP's financial base by providing access to the two companies' services and relationships. The move is expected to advance ZAP's goal of becoming a leading full-service brand in the electric and alternative fuel transportation industry. Upon completion of the mergers, ZAP plans to step up its role in building a national distribution network to support its contract manufacturing for its growing line of products. Under the Plan, all allowed creditor claims, including pending litigation, will be resolved and its common equity value will be increased by several million dollars. Equally as important, ZAP will have a mechanism, through the exercise of Warrants, that will give ZAP the opportunity to raise essential working capital to successfully meet its projected sale, and thereby give all shareholders a potential for improving their position.

It should be clear to all creditors and equity holders that if ZAP is to continue, the Plan proposed by ZAP is the only feasible plan: ZAP requires immediate, substantial working capital to increase sales and improve its position in the marketplace, which will come from the merger with Voltage Vehicle and RAP and the anticipated exercise of Warrants. If the Plan proposed by

ZAP is not promptly confirmed, there will not be a merger, and ZAP will close. The

management of ZAP urges all creditors and equity holders to vote for the Plan.

Dated: April 8, 2002

/s/ Gary Starr
Gary Starr, CEO

Exhibits Not Attached.